Silver North Resources Ltd.

ODYSSEY
United Kingdom Building
350 – 409 Granville Street
Vancouver BC V6C 1T2

Voting Instruction Form ("VIF") – Annual General Meeting to be held on Thursday March 27, 2025

Appointment of Appointee
I/We being the undersigned holder(s) of **Silver North Resources Ltd.** hereby appoint **Jason Weber, CEO, President and a director** or failing this person, **Mark T. Brown, a director**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our appointee with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the **Annual Meeting** of **Silver North Resources Ltd.** to be held at **by Zoom meeting conference:** https://us02web.zoom.us/j/85285554586?pwd=8wjqwHccc5ncV0Uxe3HpyU6pJYQt95.1 (Meeting ID: 852 8555 4586 Passcode: 087565) at **1:30 pm (PT)** or at any adjournment thereof.

	For	Against
1. **Number of Directors.** To set the number of directors to be elected at the Meeting to at four (4).	☐	☐

2. Election of Directors.

	For	Withhold
a. **Jason Weber**	☐	☐
b. **Mark T. Brown**	☐	☐
c. **Marc Blythe**	☐	☐
d. **Craig Lindsay**	☐	☐

	For	Withhold
3. **Appointment of Auditors.** To re-appoint De Visser Gray LLP as the Company's auditors for the ensuing fiscal year at a renumeration to be fixed by the directors.	☐	☐

	For	Against
4. **Confirmation of Stock Option Plan.** To confirm the Company's stock option plan, as more particularly described in the Company's accompanying Information Circular.	☐	☐
5. **Other Business.** To transact such further or other business as may properly come before the Meeting and any adjournments thereof.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, **this VIF will be voted as recommended by Management.**

Signature(s):

Date

MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

INSTEAD OF MAILING THIS VIF, YOU MAY SUBMIT YOUR VIF USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This VIF is solicited by and on behalf of Management.
VIFs must be received by 1:30 pm (PT), on March 25, 2025.

Notes to VIF

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this VIF in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name appears on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this VIF will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.
6. The securities represented by this VIF will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your VIF Online please visit:
https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this VIF.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.